Clover Health Investments, Corp.
3401 Mallory Lane, Suite 210
Franklin, Tennessee 37067
May 18, 2022
VIA EDGAR
United States Securities and Exchange Commission
Division of Corporation Finance
Office of Finance
100 F Street, N.E.
Washington, D.C. 20549

Re:	Clover Health Investments, Corp.
Registration Statement on Form S-3
Filed May 9, 2022
File No. 333-264801

Ladies and Gentlemen:
Pursuant to Rule 461 under the Securities Act of 1933, as amended, Clover Health Investments, Corp. (the “Company”) hereby requests that the effective date of the above-referenced Registration Statement on Form S-3 be accelerated so that the Registration Statement may become effective at 4:00 p.m., Eastern Time, on May 20, 2022, or as soon thereafter as practicable.
If you have any questions regarding this request, please contact Andrew B. Barkan or Brian Hecht of Fried, Frank, Harris, Shriver & Jacobson LLP, counsel to the Company, at (212) 859-8468 or (212) 859-8926, respectively.

Very truly yours,

CLOVER HEALTH INVESTMENTS, CORP.
By:	/s/ Vivek Garipalli
Name:	Vivek Garipalli
Title:	Chief Executive Officer